United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One)  Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One)  Yes ☐  No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One)  Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

Vale contracts a US$3 billion revolving credit facility
Rio de Janeiro, April 12, 2011 — Vale S.A. (Vale) announces that it has entered into a contract for a five-year revolving credit line facility of US$3 billion supplied by a bank syndicate.
The revolving credit line was arranged by a bank syndicate comprised by 27 global commercial banks, led by Crédit Agricole, JPMorgan, Mizuho and Natixis. The syndicate also includes the following banks: Santander, HSBC, Bank of America, The Bank of Nova Scotia, CIBC, Société Générale, Bank of Tokyo-Mitsubishi UFJ, Bradesco, Sumitomo, Royal Bank of Canada, Intesa San Paolo, BNP Paribas, Deutsche Bank, Citibank, RBS, Barclays, Bank of China, Morgan Stanley, Credit Suisse, ANZ, Goldman Sachs and National Australian Bank and DZ Bank. The amount offered reached more than two times the volume originally demanded by Vale.
The transaction was structured in such a way that Vale and some of its wholly-owned subsidiaries can draw during the five-year tenor of the facility.
The facility will add US$3 billion to our existing US$1.6 billion revolving credit lines, which will mature during 2011 and 2012. The revolving credit lines work as a short term liquidity buffer that enhances our liquidity and allows more efficient cash management, consistent with Vale’s strategic focus on cost of capital reduction.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: April 12, 2011		Roberto Castello Branco Director of Investor Relations